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                                                                    Exhibit 99.1



                                                                    CONFIDENTIAL
                                February 14, 2000
Board of Directors
Spiros Development Corporation II, Inc.
7475 Lusk Boulevard
San Diego, CA 92121

Gentlemen:

                  Dura Pharmaceuticals, Inc. ("Dura") is pleased to submit to you this offer to acquire Spiros Development Corporation II, Inc. ("Spiros") at a cash price of $12.50 per share, net to each holder (the "Offer Price"), of Callable Common Stock, par value $0.001 per share, of Spiros (the "Spiros Common Stock"). The acquisition would be accomplished by means of a tender offer followed by a merger at the Offer Price. Our offer is subject to the execution of a satisfactory definitive merger agreement. We will provide a draft of the merger agreement to Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the special committee of independent directors of Spiros, within the next few days.

                  Dura believes the Offer Price is fair to the holders of Spiros Common Stock, as it represents a premium of 20% over the average closing price of the Spiros Common Stock for the past ten trading days. In establishing the Offer Price, we have considered, among other things, the technical, clinical and regulatory risks associated with completing the development programs for Spiros Beclomethesone-TM- and Spiros Budesonide-TM-, the two remaining products under development by Spiros that Dura would continue to develop upon acquisition of the Spiros Common Stock, the significant costs required to complete the development programs for these products, the market potential for these products and the associated risks and costs of commercializing these products. We would be pleased to discuss these issues with you and your advisors.

                  This offer has been approved by our board of directors and may be withdrawn at any time prior to acceptance by you. We would like to enter into the merger agreement no later than February 25, 2000 and complete the acquisition as soon as possible. Dura, its financial advisor and legal counsel are prepared to meet with you at any time to negotiate the terms of the merger agreement.

                  We look forward to hearing from you.

                                                     Very truly yours,

                                                     DURA PHARMACEUTICALS, INC.

                                                     /s/ CAM L. GARNER
                                                     ---------------------------
                                                     Cam L. Garner
                                                     Chairman of the Board and
                                                     Chief Executive Officer
cc:      Stelios Papadopoulos
         Joseph J. Giunta